November 8, 2018

Sheila Gujrathi, M.D.
President and Chief Executive Officer
Gossamer Bio, Inc.
3013 Science Park Road, Suite 200
San Diego, California 92121

       Re: Gossamer Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 11, 2018
           CIK No. 0001728117

Dear Dr. Gujrathi:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Development Programs, page 1

1. We note that your pipeline table includes the three preclinical programs that you are exploring and that you expect to file an IND application for at least one of these programs in the next twelve months. As your narrative disclosure only briefly discusses these programs, and they are not otherwise discussed in the Summary section, please explain to us why you believe these programs are sufficiently material to your business to be included in your pipeline table.
 Sheila Gujrathi, M.D.
FirstNameBio, Inc.
Gossamer LastNameSheila Gujrathi, M.D.
Comapany 8, 2018
November NameGossamer Bio, Inc.
November 8, 2018 Page 2
Page 2
FirstName LastName
2. You state here and elsewhere in your prospectus that GB001 is "potent." Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug
         Administration and comparable regulatory bodies.
3. We note your statement in the first paragraph on page 2 that GB001 showed a statistically significant improvement in a Phase 2 trial as compared to placebo. Balance your disclosure by disclosing that GB001 did not meet its primary efficacy endpoint of forced expiratory volume in another Phase 2 trial of 248 patients. Also disclose the serious adverse event that occurred in a Phase 1 trial, and in the Business section, explain how statistical significance relates to the FDA's evidentiary standards of efficacy.
Our Strategy, page 3

4. We refer to your statement here that critical components of your strategy include "rapidly"
         advancing your product candidates through the development process, and similar statements on page 91 that you have received FDA feedback to "expedite" your development programs for GB001 and GB002, and that you plan to seek "streamlined pathways" for GB004. Please tell us why you believe this time frame is realistic given the lengthy and uncertain process of seeking regulatory approval. To this end, we note your statement in the second full paragraph on page 104 that you plan to discuss the possibility of accelerated FDA pathways if you meet the primary endpoint of your planned
         Phase 2/3 PAH trial and you observe a favorable trend in key secondary endpoints with a tolerable safety profile.
Risks Related to Our Business, page 4

5. Please expand the last bullet to disclose that your intellectual property rights for GB002 and GB004 are in-licensed, and include sublicenses from other third parties.
6. Please expand your discussion to disclose that your assumptions about the potential approval of your products are based on trial data primarily collected by other companies, as you explain in your risk factor on page 13. In addition, in your Business discussion of the GB001 trials, please clarify whether you have rights to all the data for the trial conducted by Pulmagen and Teijin.
7. Add a bullet to discuss the concentration of ownership by your officers, directors and principal stockholders, that many of your current directors are appointed by such stockholders, and that HH Goss has the right to designate a board member and have such member appointed to any board committee effective as of the closing of this offering.
Implications of Being an Emerging Growth Company, page 5

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Sheila Gujrathi, M.D.
FirstNameBio, Inc.
Gossamer LastNameSheila Gujrathi, M.D.
Comapany 8, 2018
November NameGossamer Bio, Inc.
November 8, 2018 Page 3
Page 3
FirstName LastName
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 67

9. To the extent known, please revise to separately disclose the estimated amounts you intend to use to continue development of GB001 for its various indications, and your other programs. Please also indicate how far you expect the proceeds of the offering will allow you to proceed with the development of each of your programs. Refer to Instruction 3 to
         Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six Months Ended June 30, 2017 and 2018
Research and development, page 79

10. Please disaggregate research and development expense between preclinical and clinical. In addition, please disaggregate direct research and development expenses for GB001 and
         GB002 separately. If you cannot disaggregate these amounts please disclose why.
Critical Accounting Policies and Significant Judgments and Estimates Stock-based compensation, page 85

11. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Clinical Development History of GB001, page 95

12. We note your statement that you acquired GB001 through your acquisition of Pulmagen, and your disclosure elsewhere in your prospectus that you acquired rights to GB001 through your acquisition of AA Biopharma Inc. Please explain to us the relationship between Pulmagen and AA Biopharma.
Summary of Completed Japanese Phase 2 Clinical Trial, page 95

13. Please revise your narrative disclosure regarding Figures 3 and 4 to explain how the measurements reflected in the axes relate to the secondary endpoint of time-to-first exacerbation.
 Sheila Gujrathi, M.D.
FirstNameBio, Inc.
Gossamer LastNameSheila Gujrathi, M.D.
Comapany 8, 2018
November NameGossamer Bio, Inc.
November 8, 2018 Page 4
Page 4
FirstName LastName
GB004 (HIF-1a Stabilizer), page 104

14. Please expand your discussion on page 107 to disclose the number of patients involved in the SAD and MAD trials, as well as the dosages used in those trials and the planned Phase
         1b trial.
License Agreements, page 110

15. Please revise your discussion of the Pulmokine agreement to disclose that the licensed intellectual property includes rights licensed by Pulmokine from third parties, including any material terms of those agreements that affect your agreement with Pulmokine, as well as the effects of any termination of the third-party licenses. Also disclose the royalty term. Please make corresponding revisions to your discussion on the Aerpio license agreement.
Intellectual Property, page 111

16. Please revise to disclose the foreign jurisdictions in which you have issued or pending patent applications, the type of patent protection to which they relate, and expected expiration dates.
Principal Stockholders, page 159

17. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by HH Goss Holdings LLC. Financial Statements
Note 9 - Stock-Based Compensation, page F-19

18. You state "The weighted-average grant date fair value per share for the stock option grants during the six months ended June 30, 2018 was $0.58." In addition the weighted-average fair value of your common stock was $0.58 (exercise price). Please confirm that the fair value of your common stock and the fair value of the options granted were both $0.58 or revise the disclosure as necessary. Refer to ASC 718-10-50-2d1.
General

19. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material. Sheila Gujrathi, M.D.
Gossamer Bio, Inc.
November 8, 2018
Page 5

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameSheila Gujrathi, M.D.
                                                         Division of
Corporation Finance
Comapany NameGossamer Bio, Inc.
                                                         Office of Healthcare &
Insurance
November 8, 2018 Page 5
cc:       Matthew Bush
FirstName LastName